UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pricing and Closing of $4 Million Public Offering

On June 8, 2026, Real Messenger Corporation (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell a total of 5,714,284 units (each a “Unit”), on a best-efforts basis, at an offering price of US$0.70 per Unit (the “Offering”). Each Unit consists of one Class A ordinary share of the Company, par value US$0.0001 per share (the “Class A Ordinary Share”), or one pre-funded warrant (the “Pre-Funded Warrant”) to purchase one Class A Ordinary Share in lieu thereof, and one common warrant initially exercisable for the purchase of one Class A Ordinary Share (the “Common Warrant”). Each Common Warrant will be immediately exercisable upon issuance at an initial exercise price of US$0.70, which is equal to the public offering price per Unit. The Common Warrant exercise price is subject to customary anti-dilution adjustments in connection with subsequent equity sales and other corporate restructurings. The Common Warrants will expire on the fifth anniversary of the issuance date. The public offering price per Pre-Funded Unit is $0.6999, which is equal to the public offering price per Unit to be sold in the offering, minus the $0.0001 exercise price per Pre-Funded Warrant. The aggregate gross proceeds from the Offering are expected to be approximately US$4.0 million, prior to deducting placement agent fees, legal fees, administrative and other offering-related expenses. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on June 9, 2026.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-296226), as amended, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2026 and declared effective by the SEC on June 8, 2026. The final prospectus was filed on June 9, 2026.

Maxim Group LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a placement agency agreement dated June 8, 2026 (the “Placement Agency Agreement”), by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent a cash fee equal to 6.5% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for legal fees, costs and expenses of up to US$80,000. The Company has also agreed to issue to the Placement Agent or its designees at the closing of this Offering, as compensation in connection with this Offering, warrants (the “Placement Agent Warrants”) initially exercisable for the purchase of 171,428 Class A Ordinary Shares, which is equal to three percent (3.0%) of the total number of Class A Ordinary Shares sold in this Offering, at an exercise price of $0.70. The Placement Agent Warrants will be exercisable commencing on December 8, 2026, and will remain exercisable until the three year anniversary of such date. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of the Offering primarily for potential mergers and acquisitions to align with its strategic growth objective, working capital and general corporate purposes, and to acquire, or invest in complementary businesses, technologies, products or assets.

In connection with the Offering, the Company’s directors and officers, and each holder of five percent (5%) or more of the Company’s issued and outstanding Class A Ordinary Shares and Class B ordinary shares, taken together, each with a par value of US$0.0001 per share, entered into lock-up agreements, pursuant to which, for a period of six (6) months after the closing of the Offering, they have agreed with the Placement Agent, subject to certain exceptions, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, with respect to any Class A Ordinary Shares or securities convertible, exchangeable or exercisable into Class A Ordinary Shares of the Company.

In addition, pursuant to the Securities Purchase Agreements, the Company has agreed (i) not to (a) enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or any securities convertible into, or exercisable or exchangeable for, Class A Ordinary Shares or (b) file any registration statement or amendment or supplement thereto, in each case subject to certain exceptions, for a period of sixty (60) days following the closing, and (ii) not to effect or enter into an agreement to effect any issuance of Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement) until the six (6) months of the closing, subject to certain exceptions.

The foregoing description of the Pre-Funded Warrants, the Common Warrants, the Placement Agent Warrants, the Placement Agency Agreement and the Securities Purchase Agreements are qualified in their entirety by reference to the full text of the form of Pre-Funded Warrant, the form of Common Warrant, the form of Placement Agent Warrant, the form of Placement Agency Agreement and the form of Securities Purchase Agreement, which are furnished hereto as Exhibit 4.1, 4.2, 4.3, 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and are incorporated herein in their entirety by reference.

Pursuant to the Offering, on June 8, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On June 9, 2026, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Common Warrant
4.3	Form of Placement Agent Warrant
10.1	Form of Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
99.1	Press Release, dated June 8, 2026
99.2	Press Release, dated June 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2026	Top Wealth Group Holding Limited

	By:	/s/ Thomas Ma
	Name:	Thomas Ma
	Title:	Chief Executive Officer